Mail Stop 4720

June 17, 2009

Via Facsimile and U.S. Mail

Glenn Parker, M.D.
Chief Executive Officer
NationsHealth, Inc.
13630 NW 8th Street, Suite 210
Sunrise, FL 33325

> **Re: NationsHealth, Inc.**
> **Preliminary Proxy Statement on Form PRER14A**
> **Filed June 2, 2009**
> **File No. 000-50348**

Dear Dr. Parker:

We have completed our review of your Proxy Statement on Form PRER14A and have no further comments at this time.

Sincerely,

Jeffrey Riedler,
Assistant Director

CC: Fred Levenson
       McDermott Will & Emery LLP
       201 South Biscayne Boulevard
       Suite 2200
       Miami, FL 33131